                                                                       EXHIBIT 8

                         COMMERCIAL SERVICES AGREEMENT

      This COMMERCIAL SERVICES AGREEMENT is entered into on this 8th day of March, 2000, by and among NORTHPOINT COMMUNICATIONS GROUP, INC., a Delaware corporation ("NorthPoint"), VERSATEL TELECOM INTERNATIONAL N.V., a Netherlands company ("Versatel"), and VERSAPOINT N.V. I.O., a Netherlands company in incorporation (each, a "Party" and collectively, the "Parties").

                                    RECITALS

      WHEREAS, NorthPoint and Versatel entered into that certain Shareholders Agreement dated March 8, 2000, which provides, among other things, for investment by NorthPoint and Versatel in VersaPoint, a Netherlands public company with limited liability;

      WHEREAS, Versatel, through its status as a competitive local exchange carrier ("CLEC"), has entered into agreements with incumbent local exchange carriers ("PTTs") in the Netherlands and Germany for the acquisition of collocation space in PTT facilities and the ordering and provisioning of unbundled PTT loops;

      WHEREAS, Versatel provides telecommunications services, including transport services and has expertise in interfacing with European telecommunications regulatory authorities;

      WHEREAS, NorthPoint has expertise in engineering digital subscriber line ("DSL") infrastructure and operational processes and in marketing and selling DSL services; and

      WHEREAS, Versatel and NorthPoint have agreed to provide VersaPoint with the necessary telecommunications infrastructure and management assistance and expertise described herein to deploy facilities-based DSL services throughout Europe.

                                   AGREEMENT

      NOW THEREFORE, in consideration of the mutual covenants contained herein, the Parties hereby agree as follows:

1.     DIGITAL LOOPS, COLLOCATION AND TRANSPORT

1.1. UNBUNDLED LOOP ORDERING. Versatel will provide to VersaPoint, through a license, sublicense, transfer or assignment or other means as appropriate under the circumstances, the proprietary PTT order entry systems, Technology (as defined below in 2.1), user ID and login passwords, as well as any other technology and information that is necessary for VersaPoint to order unbundled digital loops from the applicable PTT as a representative of Versatel.

1.2. LOOPS. In cases where Versatel wants to offer non-DSL-services over unbundled loops, and subject to regulatory and contractual restrictions, VersaPoint will order these loops on behalf of Versatel. Versatel and VersaPoint will agree on a process to hand over these loops to Versatel in order to ensure a smooth service delivery by Versatel.

1.3. MDF'S. Schedule A hereto sets forth (i) all of the PTT central offices ("COs") in which Versatel or its subsidiaries is currently leasing space from an PTT, and the number and size of cages available in each listed CO available for VersaPoint's use, and (ii) the number of racks in such cages available for VersaPoint's use (or the amount of space for racks, if VersaPoint needs to build the racks itself). Such racks (or space) shall be dedicated to the use of VersaPoint for the duration of the term of this Agreement.

1.4. TRANSPORT AND TRANSMISSION SERVICES. VersaTel shall make transport and transmission services over its network available to VersaPoint on terms at least as favorable as the most favorable terms offered to any third-party customers. VersaPoint will have the obligation to use VersaTel's transport and transmission services wherever possible, provided such transport and transmission services are competitive in price, quality, and delivery time.

1.5. COLOCATION AND DATA CENTERS. VersaTel shall make colocation and/or data centers available to VersaPoint on terms at least as favorable as the most favorable terms offered to any third-party customers.VersaPoint will have the obligation to use VersaTel's colocation and/or data centers wherever possible, provided such colocation and/or data centers are competitive in price, quality, and delivery time.

2.     DSL EQUIPMENT AND TECHNOLOGY.

2.1. TECHNOLOGY. NorthPoint shall provide VersaPoint with the technology listed on Schedule B. For purposes of this Agreement, "Technology" means any hardware, software, middleware, trade secrets, know-how and other intellectual property, including application software and source code, used to plan, engineer, implement and provide DSL services including either Party's own systems (including any upgrades) relating to: order or geographical pre-qualification, order placement, entry/order management, network management, alarm surveillance, traffic management, testing, service activation, IP address administration, supplier/buyer order interfaces, security, facility management, trouble ticketing and billing.

3.     VENDOR CONTRACTS

3.1. VERSATEL. Versatel shall make commercially reasonable efforts to make the benefit of its agreements with third party vendors, contractors and PTTs available to VersaPoint on an affiliate basis, subject to VersaPoint's agreement to the terms of such contracts.

3.2. NORTHPOINT. NorthPoint shall make commercially reasonable efforts to make the benefit of its agreements with third party vendors and contractors available to VersaPoint on an affiliate basis, subject to VersaPoint's agreement to the terms of such contracts.

4. PERSONNEL SERVICES; SECONDMENT. The Parties agree that each of Versatel and NorthPoint shall assist VersaPoint as set forth herein primarily utilizing consulting services provided through their respective companies. Organization of personnel shall primarily be done in accordance with the AOPB (paragraph 10). Secondment of Versatel Employees and NorthPoint Employees shall be provided only as agreed to hereunder.

4.1.   SECONDMENT OF EMPLOYEES BY VERSATEL.

4.1.1 Versatel shall second to VersaPoint -- and shall make best efforts to do so by March 31, 2000 -- an interim Chief Operating Officer, interim Chief Financial Officer, interim Human Resources Director, interim Regulatory Director, as well as a minimum of fifteen other employees, such obligation to extend for a maximum period of 12 months. All Versatel Employees seconded to VersaPoint shall remain employees of Versatel and render services exclusively to VersaPoint during the term of their secondment.

4.1.2 VersaPoint shall offer each Versatel Employee an initial assignment with duties and responsibilities substantially comparable to such employee's assignment with Versatel, or as otherwise acceptable to such employee.

4.1.3 Each Versatel Employee's secondment to VersaPoint shall be terminable at will by VersaPoint, without prejudice to Versatel's obligations pursuant to 4.1.1. Termination of such employee's secondment to VersaPoint only serves to end the secondment, and does not terminate such employee's employment with Versatel.

4.1.4 VersaPoint may require Versatel Employees to sign and comply with appropriate agreements assigning inventions and other Proprietary Information (as defined in the Shareholders Agreement) to VersaPoint and otherwise protecting the Proprietary Information of VersaPoint, without altering in any way the obligations such employee has to protect the Proprietary Information of Versatel.

4.1.5 VersaPoint shall reimburse Versatel for the Versatel Employees at the same base salary paid to such employee as of his or her assignment date to VersaPoint. Versatel Employees will continue to be paid their salaries through the regular Versatel payroll, and Versatel will bill VersaPoint for such salaries and other costs referred to in 4.5 on a monthly basis, to be paid in Dutch funds.

4.1.6 Versatel Employees may remain at VersaPoint (subject to termination at will).

4.2.   SECONDMENT OF EMPLOYEES BY NORTHPOINT.

4.2.1 NorthPoint shall second to VersaPoint -- and shall make best efforts to do so by March 31, 2000 -- an interim Chief Executive Officer, interim Chief Information Officer, as well as an interim Technical Director and an interim Commercial Director as well as a minimum of fifteen other employees, such obligation to extend for a maximum period of 12 months. All NorthPoint Employees seconded to VersaPoint shall remain employees of NorthPoint and render services exclusively to VersaPoint during the term of their secondment.

4.2.2 VersaPoint shall offer each NorthPoint Employee an initial assignment with duties and responsibilities substantially comparable to such employee's assignment with NorthPoint, or as otherwise acceptable to such employee.

4.2.3 Each NorthPoint Employee's secondment to VersaPoint shall be terminable at will by VersaPoint without prejudice to NorthPoint's obligations pursuant to 4.2.1. Termination of such employee's secondment to VersaPoint only serves to end the secondment, and does not terminate such employee's employment with NorthPoint.

4.2.4 VersaPoint may require NorthPoint Employees to sign and comply with appropriate agreements assigning inventions and other Proprietary Information (as defined in the Shareholders Agreement) to VersaPoint and otherwise protecting the Proprietary Information of VersaPoint, without altering in any way the obligations such employee has to protect the Proprietary Information of NorthPoint.

4.2.5 VersaPoint shall reimburse NorthPoint for the NorthPoint Employees at the same base salary paid to such employee as of his or her assignment date to VersaPoint. NorthPoint Employees will continue to be paid their salaries through the regular NorthPoint payroll, and NorthPoint will bill VersaPoint for such salaries and other costs referred to in 4.5 on a monthly basis, to be paid in Dutch funds.

4.2.6 NorthPoint Employees may remain at VersaPoint (subject to termination at will).

4.3. APPLICABLE EMPLOYMENT POLICIES AND PROCEDURES. During secondment to VersaPoint, each Versatel Employee and NorthPoint Employee (collectively, "Employees") shall be bound by, and treated in accordance with, the applicable rules, policies, procedures, regulations and reporting structure established by VersaPoint, unless otherwise agreed in writing by VersaPoint and Versatel or NorthPoint, as applicable. If VersaPoint determines that an Employee seconded to VersaPoint is not performing satisfactorily or has materially violated any such rules, policies, procedures or regulations, VersaPoint may take appropriate measures, including the termination and replacement, subject to the period of the secondment obligations as set forth in 4.1.1 and 4.2.1, of such Employee.

4.4. CONTINUATION OF EMPLOYEE BENEFITS. Employees seconded to VersaPoint shall continue to remain eligible for and participate in all Versatel or NorthPoint (as applicable) employee benefit plans, retirement plans, incentive plans and arrangements, fringe benefits and all other benefits provided by Versatel or NorthPoint US, as applicable. Accordingly, Employees shall not be eligible for or participate in any employee benefit plans, retirement plans, incentive plans or arrangements, fringe benefits or any other benefits provided by VersaPoint to its employees.

4.5. FEES FOR SERVICES BY EMPLOYEES. VersaPoint shall pay each of Versatel and NorthPoint for services rendered by Employees to VersaPoint in amounts sufficient to reimburse Versatel and NorthPoint, as applicable, for: gross salaries, employer-paid taxes and assessments, benefit plans, retirement plans, incentive plans and arrangements, fringe benefits and all other benefits previously disclosed to VersaPoint or generally applicable to Employees of Versatel or NorthPoint as the case may be, to the extent that Employees are participants or otherwise entitled thereto under their employment contract with Versatel or NorthPoint as the case may be, foreign service allowances, if any, additional travel expenses, relocation costs and housing allowances to the extent that Employees are offered such compensation by VersaPoint in view of their secondment, except for benefits under equity-based compensation plans including the Versatel Employee Stock Option Plan, the NorthPoint US 1999 Employee Stock Purchase Plan, the NorthPoint US 1999 Stock Plan and the NorthPoint US 1997 Stock Option Plan. Each of Versatel and NorthPoint shall invoice VersaPoint monthly for the fees set forth in this Section 4.5.

4.6.   BENEFITS AND PAYMENTS REQUIRED BY LAW.

4.6.1 VersaPoint shall obtain and maintain at its expense and for the benefit of Employees all employment-related insurance required by law, including without limitation workers' compensation and unemployment compensation coverage, and shall timely pay all employment-related taxes, social premiums and assessments to the extent required by law.

4.6.2 VersaPoint shall comply with all national, provincial and local employment laws with regard to its employment of Employees.

4.7. DISAVOWAL OF REPRESENTATION. Unless specifically so empowered in writing, no Employee while seconded shall serve in any manner as, or be deemed to be, the agent or legal representative of NorthPoint in the case of a NorthPoint Employee, or of Versatel in the case of a Versatel Employee, or any affiliate of NorthPoint or Versatel other than VersaPoint.

4.8. DISCLAIMER OF WARRANTY; INDEMNIFICATION. No guarantee or warranty of any nature is extended by Versatel or NorthPoint with respect to the management, technical or other services to be furnished to VersaPoint by any Employee hereunder. VersaPoint shall hold each of Versatel, its affiliates and Employees and NorthPoint, its affiliates and Employees harmless from and against any and all third party claims and liabilities of any kind whatsoever arising out of or allegedly resulting from the furnishing of any services hereunder.

5.     PROPRIETARY INFORMATION.

5.1. Proprietary Information developed by (employees of) VersaPoint will be owned by VersaPoint, even it the underlying Proprietary Information was contributed by one of the Parties Each of the Shareholders shall have the right to use the Proprietary Information developed by VersaPoint, subject to a licence agreement and payment of a licence on market terms to VersaPoint and, if the underlying Proprietary Information was contributed by another Party, to such Party.

5.2. Each of the Parties herewith grants VersaPoint a perpetual licence to the use of the Proprietary Information provided by it to VersaPoint pursuant to the Commercial Services Agreement. As soon as a Party no longer holds any Shares, VersaPoint shall enter into a licence agreement on market terms, pursuant to which VersaPoint shall pay a royalty for the use of the Proprietary Information contributed by such Party.

5.3. VersaTel herewith grants VersaPoint a royalty free licence to the use of "Versa" as part of its corporate name. The licence shall automatically terminate as soon as VersaTel no longer holds any Shares. Upon termination of the licence, VersaPoint shall immediately cease the use of "Versa" as a trade name or otherwise and shall immediately take all action necessary to amend its corporate name so that it no longer includes "Versa" or a similar term.

6.     BILLING.

6.1. Except as otherwise set forth herein or as otherwise mutually agreed by the Parties, each of NorthPoint and Versatel will bill VersaPoint for all fees for services, equipment and other charges contemplated by this Agreement and the agreements referenced herein according to the terms of this Section 5. Each of NorthPoint and Versatel will mail one or more statements of accounts to VersaPoint on or about the first day of each month for services, equipment and other charges incurred by VersaPoint in the previous month. Any and all such statements of accounts shall be payable by VersaPoint within thirty (30) days of receipt. If such statements of accounts are not paid by VersaPoint on or prior to the due date, late fees shall accrue and become immediately due and payable on the outstanding unpaid balance at the rate of 1.5 percent per month.

6.2. In the event that a billing dispute occurs concerning any charges billed to VersaPoint, VersaPoint must pay the undisputed portion of the invoice in full and submit a documented claim for the disputed amount. VersaPoint shall submit all documentation to NorthPoint or Versatel as may reasonably be required to support the claim. All claims must be submitted to NorthPoint or Versatel within sixty (60) days of receipt of an invoice for the disputed charges. If VersaPoint does not submit a claim as stated above, VersaPoint waives all rights to filing a claim thereafter. Unless disputed, the invoice shall be deemed to be correct and payable in full by VersaPoint. No interest or penalties will be due with respect to the amount withheld by VersaPoint only if and to the extent the dispute is resolved in favour of VersaPoint.

7.     TERM AND TERMINATION.

7.1.   TERM.  The initial term of this Agreement (the "Term") shall be for ten
      (10) years from the date hereof. Thereafter, this Agreement shall automatically renew for successive one-year periods unless a Party notifies the other Parties in writing at least sixty (60) days prior to the end of the Term, or any subsequent year in which this Agreement remains in effect, that it intends to terminate this Agreement. Termination of this Agreement by one Party shall not act to terminate this Agreement as it relates to the remaining Parties.

7.2.   TERMINATION.  This Agreement may be terminated:

7.2.1 By a non-breaching Party if another Party commits a material breach of this Agreement that materially adversely affects VersaPoint's business, financial condition or operations, and such breach is not cured within ninety (90) days of notice of breach;

7.2.2  By mutual written agreement of all Parties hereto;

7.2.3 By a Party upon such Party ceasing to be a Shareholder (as defined in the Shareholders Agreement)

7.3. COOPERATION. If any Party terminates this Agreement, then such terminating Party shall continue to provide all commercially reasonable assistance required to maintain VersaPoint's DSL services without disruption, and such cooperation shall continue under the terms of this Agreement for a minimum of three (3) years after the date of termination.

7.4.   EFFECT OF TERMINATION.  If this Agreement is terminated as permitted by
      Section 6.2, such termination shall be without liability for any Party (or any partner, stockholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party to this Agreement, provided that if such termination results from a material breach of this Agreement, such breaching Party shall be fully liable for any and all Losses incurred or suffered by the other Party(ies) as a result of such breach. "Losses" means any losses, damages, liabilities, costs and expenses, including, without limitation, reasonable attorneys' fees and expenses, arising out of a material breach of this Agreement.

7.5. SURVIVAL. The terms and provisions contained in this Agreement that by their sense and context are intended to survive the performance thereof by the parties hereto shall survive the completion of performance and termination of this Agreement, including, without limitation, the making of any and all payments due hereunder.

8.     MISCELLANEOUS.

      SUBSIDIARIES. The obligations of each of the Parties hereto may be satisfied by a subsidiary of such Party, provided that such Party shall ensure that (i) its subsidiary is bound by and performs the obligations pursuant hereto and (ii) such Party guarantees the proper performance by such Subsidiary of its obligations pursuant hereto.

      FORCE MAJEURE. No Party shall be responsible for any failure to perform any obligation or provide service hereunder to the extent such failure is caused by any (i) act of God, (ii) war, riot or civil commotion,

(iii) governmental acts or directives, strikes, work stoppage, or equipment or facilities shortages experienced by providers of telecommunications services generally and not targeted or directed at a Party specifically, or (iv) other similar force beyond such Party's reasonable control.

      AUDIT RIGHT. Each Party shall accurately keep all usual and proper books of account and records and all usual and proper entries and other documentation relating to the charges by one Party to any other Party. No more frequently than once annually during the Term, including as extended or renegotiated, and during the twelve (12)-month period immediately following the end of the Term, whether by natural expiration or termination, each Party shall have the right to cause an audit and inspection to be made of such books and records, entries and documentation of another Party as they relate to such Party's invoicing of the auditing Party for services provided pursuant to this Agreement, and any supporting documentation thereof, to determine whether such Party has accurately complied with its obligations under this Agreement. Such audit shall be conducted by an independent, third party auditor from a reputable, nationally-recognized accounting firm, selected by mutual agreement of the auditing and audited Parties. All information disclosed and/or provided to such auditor in connection with such audit will be subject to an appropriate prior written confidentiality agreement. The auditor shall keep confidential the identity and the specific terms of any agreements of all other VersaPoint customers. Any such audit shall be conducted, to the extent possible, in a manner that does not interfere with the ordinary business operations of the audited Party. Any such audit shall be paid for by the auditing Party un less material discrepancies are disclosed in the auditor's report. "Material" shall mean a five percent (5%) or greater discrepancy in the reported charges. If material discrepancies are disclosed, the audited Party shall pay for the costs associated with the audit, in addition to the amount of the discrepancy paid by the audited Party.

      APPLICABILITY OF CERTAIN ARTICLES SHAREHOLDERS AGREEMENT. Articles 14, 15, 17, 18 and 19 of the Shareholders Agreement shall be equally applicable to this Commercial Services Agreement and such articles shall be considered to be incorporated herein by reference.

      IN WITNESS WHEREOF, the parties hereto have executed this Commercial Services Agreement as of the date set forth in the first paragraph hereof.

NORTHPOINT COMMUNICATIONS GROUP, INC.

By: Bloestein
    ----------------------------------------------------
    Name: Herman Bloestein
    Title: Chief Development Officer

VERSATEL TELECOM INTERNATIONAL, N.V.

By: Raimatha
    ----------------------------------------------------
    Name: Raj Raimatha
    Title: CFO

VERSAPOINT N.V. I.O.

By: Raimatha
    ----------------------------------------------------
    Name: Raj Raimatha
    Title: CFO

SCHEDULE A: COLO'S TO BE TRANSFERRED TO JV.

NETHERLANDS:
------------
Rotterdam:                 Middelwatering
                           Centre
                           Terbregge
Utrecht:                   Centre
Amsterdam:                 Centre
                           East
                           West
                           Amstelveen
                           Bijlmermeer
                           Diemen
                           Slotervaart
                           Sloterdijk
                           Buitenveldert
                           Zuid (ordered and
                           agreed but issuing
                           delayed by KPN)
Zaandam:                   Centre

GERMANY:
--------
Neuheim
Husten
Sundern
Arnsberg
Bo:                        Dorstener Strasse
                           Hustadring
                           Marderweg
                           Wallburgstrasse
                           Marktstrasse
                           Stiepeler Strasse
                           Hermanweg
                           Willi-Brandt-Platz
                           Bruchspitze
Schwerte:                  Kantstrasse
                           Garbepfad
                           Holzenerweg
Recklinghausen:            Am Steiter
                           Grulibadstrasse
Dortmund:                  West
                           Sud
                           Ost
                           Hafen
                           Korne
                           Horde
                           Brakel
                           Eichlinghofen
                           Dortsfeld
                           Nord
Gelsenkirchen:             Mitte
B1:
Herne:                     Mitte
                           Holsterhausen
                           Wanne Eickel
                           Wanne
Broken:

Fair market value agreed by partners to be 15 million Euro for total Netherlands and German Colo's.

                    AMENDMENT TO THE ARTICLES OF ASSOCIATION

                    EB/EL/687657/5432.STE     22-12-99     2

On this day, the twenty-second of December nineteen hundred and ninety-nine, appeared before me, Johannes Henderikus Maria Carlier, civil law notary in
Amsterdam:

Eveline Katrien Elisabeth Labohm, care of Stibbe Simont Monahan Duhot, 1077 ZZ Amsterdam, Strawinskylaan 2001, born in Eindhoven on the eighth day of April nineteen hundred and seventy.

The appearing person declared:

     - that of the listed public company: VersaTel Telecom International N.V., with official seat in Amsterdam, having its office at Paalbergweg 36, 1105 BV Amsterdam, and registered with the Trade Register under number 33.272606, the articles of association were last amended by deed executed on the twenty-third day of July nineteen hundred and ninety-nine before J.H.M. Carlier, civil law notary in Amsterdam, in respect of which amendment the Minister of Justice on the twenty-second day of July nineteen hundred and ninety-nine under number N.V. 538.638 has advised that no objections have been apparent;

     - that the general meeting of shareholders of the company resolved to amend the articles of association of the company partially;

     - that furthermore a decision was made to authorize the appearing person to execute the deed of amendment to the articles of association;

     - that the resolutions mentioned above are evidenced by a copy of the minutes of the meeting mentioned above which copy has been annexed to this deed.

Consequently the appearing person declared that the articles of association of the company are hereby amended as follows:

Article 4 paragraph 1 will read as follows:

4. 1. The authorized capital of the company amounts to eighteen million five hundred thousand Dutch Guilders five Cents (NLG 18,500,000.05) and is divided into:

     -   one hundred seventy-five million (175,000,000) ordinary shares;

     -   twenty million (20,000,000) preference-A shares;

     -   one hundred seventy-five million (175,000,000) preference-B shares, and

     -   one (1) priority share,

each share having a nominal value of five Dutch Cents (NLG 0.05).

The final provision will be replaced by a new final provisions, which will read as follows:

     Until the day that since the present amendment to the articles of association two years have passed, the board of management under prior approval of the supervisory board is entitled to issue both the ordinary shares as well as the preference shares A and B and to grant rights to subscribe for both ordinary and preference shares A and B, to a maximum as defined in article 4 paragraph 1 of the articles, as well as to restrict or exclude with respect to an issue of ordinary shares or the granting of rights to subscribe for ordinary shares the pre-emptive right of holders of ordinary shares.

Finally the appearing person declared:

     - that the current issued capital amounts to three million eight hundred eight thousand seven hundred forty-nine Dutch Guilders thirty Dutch Cents (NLG 3,808,749.30);

     - that on the twentieth day of December nineteen hundred and ninety-nine under number N.V. 538.638 the Minister of Justice has -- according to the certificate attached to this deed -- advised that no objections to the present amendment to the articles of association have been apparent.

     This deed was executed today in Amsterdam.

     The substance of this deed was stated and explained to the appearing person. The appearing person declared not to require a full reading of the deed, to have taken note of the contents of this deed and to consent to it.

     Subsequently, this deed was read out in a limited form, and immediately thereafter signed by the appearing person and myself, civil-law notary, at ten hours fifty minutes ante meridiem.

                                                                      APPENDIX A

                                    GLOSSARY

     ACCESS COSTS -- The costs paid by long distance carriers to the local telephone companies for accessing the local networks of the local telephone companies to originate and terminate long distance calls.

     ADM (ADD-DROP MULTIPLEXER) -- A multiplexer which controls cross connect between individual circuits by software, permitting dynamic cross connect of individual 64 kbps circuits within an El line.

     ADSL (ASYMETRICAL DIGITAL SUBSCRIBER LINE) -- A member of the digital subscriber line family of copper loop enhancing technologies (see "DSL"), ADSL is asymmetric, meaning than it provides faster transmission rates downstream than upstream.

     ATM (ASYNCHRONOUS TRANSFER MODE) -- An international standard for high-speed broadband packet-switched networks, operating at digital transmission speeds above 1.544 Mbps.

     BANDWIDTH -- The range of frequencies that can be passed through a medium, such as glass fibers, without distortion. The greater the bandwidth, the greater the information-carrying capacity of such medium. For fiber optic transmission, electronic transmitting devices determine the bandwidth, not the fibers themselves. Bandwidth is measured in Hertz (analog) or Bits Per Second (digital).

     BITS -- The smallest unit of digital information utilized by electronic information processing, storage or transmission systems.

     BPS (BITS PER SECOND) -- The basic measuring unit of speed in a digital transmission system; the number of bits that a transmission facility can convey between a sending location and a receiving location in one second.

     CARRIER -- A company authorized by a regulatory agency to provide communications services.

     CARRIER PRE-SELECTION -- The ability of end users to select the long distance or international operator of their choice prior to the time their calls are first made.

     CARRIER SELECTION -- The ability of end users to select on a call-by-call basis the long distance or international operator of their choice.

     CIRCUIT SWITCHING -- A switching technique that establishes a dedicated transmission path between originating and terminating points and holds that path open for the duration of a call.

     CO-LOCATION -- When an end-user or competing local telecommunications service provider locates telephone network equipment at the building that houses switches belonging to another telephone carrier, the user or competing provider is said to be "co-located" with the other telephone carrier. The advantage for the co-locating party is that it can make a direct connection to local and long distance facilities and substantially reduce access costs.

     CLOSED USER GROUP -- A group of customers with some affiliation with one another and which are treated for regulatory purposes as not being the public.

     CONNECTIVITY -- The property of a network that allows dissimilar devices to communicate with each other.

     DARK FIBER -- Any installed fiber optic cable lacking a light transmission or signal, as opposed to in-service or "lit" fiber.

     DIAL AROUND -- Use of carrier access numbers and/or carrier identification codes to place a call through a carrier other than the one presubscribed to the originating phone.

     DSL (DIGITAL SUBSCRIBER LINE) -- A family of technologies that provides high-bandwidth transmission over standard twisted copper wires (regular telephone lines).

     DWDM (DENSE WAVELENGTH DIVISION MULTIPLEXING) -- A multiplexing technique allowing multiple different signals to be carried simultaneously, with transmission capacity as high as 160 Gbps, on a fiber by allocating resources according to frequency on non-overlapping frequency bands.

     E1 -- The European counterpart to the North American T-1 transmission speed. The T-1 is a type of digital carrier transmitting voice or data at 1.544 Mbps. A T-1 carrier can handle up to 24 multiplexed 64 Kbps digital voice/data channels. A T-1 carrier system can use metallic cable, microwave radio or optical fiber as a transmission media.

     E3 -- The European counterpart to the North American T-3 transmission speed. The T-3 is a type of digital carrier transmitting voice or data at 34 Mbps (see also "E1").

     FACILITIES -- Transmission lines, switches and other physical components used to provide telephone service.

     FACILITIES-BASED -- When a carrier owns or leases a network and facilities to run that network, services offered on it are said to be facilities-based.

     FACILITIES-BASED CARRIER -- A company that owns or leases its international network facilities including undersea fiber optic cables and switching facilities rather than reselling time provided by another facilities-based carrier.

     FIBER -- A filament, usually of glass, through which light beams carrying voice, data or video transmissions are guided.

     FIBER OPTIC -- Technology based on thin filaments of glass or other transparent materials used as the medium for transmitting coded light pulses that represent data, image and sound. Fiber optic technology offers extremely high transmission speeds. It is the medium of choice for the telecommunications industry. Fiber is immune to electrical interferences and environmental factors that affect copper wiring and satellite transmission. Fiber optic technology involves sending laser light pulses across glass strands in order to transmit digital information. A strand of fiber optic cable is as thick as a human hair yet has more bandwidth capacity than a copper wire the width of a telephone pole.

     FIBER OPTIC RING NETWORK -- Where a network is configured in bi-directional circular fashion. If a portion of the ring malfunctions, the signal can be re-routed back the way it came, around the circle, to complete the connection.

     FRAME RELAY -- A method of achieving high-speed, packet-switched data transmissions within digital networks at transmission speeds between 56 Kbps and
1.544 Mbps.

     GBPS (GIGA BITS PER SECOND) -- A measurement of speed for digital signal transmission expressed in billions of bits per second.

     INTERCONNECT -- Connection of a telecommunications device or service to the PSTN.

     INTRANET -- A corporate communications system that uses the global Internet protocol for employee-to-employee communications and information transactions. An intranet allows employees of a company to access company and customer information not available to the public, receive company or customer information and communicate with other employees.

     IP (INTERNET PROTOCOL) -- The standard that defines the information unit being passed among the host computers and packet-switched networks that make up the Internet. The Internet protocol provides the basis for packet delivery on the Internet.

     IPX -- Novell NetWare connection protocol.

     ISDN (INTEGRATED SERVICES DIGITAL NETWORK) -- Switched network providing end-to-end digital connectivity for simultaneous transmission of voice and/or data over multiple multiplexed communications channels and employing transmission and out-of-band signaling protocols that conform to internationally defined standards.

     KBPS (THOUSANDS OF BITS PER SECOND) -- A measurement of speed for digital signal transmission expressed in thousands of bits per second.

     LAN (LOCAL AREA NETWORK) -- A private data communications network linking a variety of data devices, such as computer terminals, personal computer terminals, personal computers and microcomputers, all housed in a defined building, plant or geographic area.

     LOCAL LOOP -- That portion of the local telephone network that connects the customer's premises to the local exchange provider's central office or switching center. This includes all the facilities starting from the customer premises interface which connects to the inside wiring and equipment at the customer premises to a terminating point within the switching wire center.

     MBPS (MILLIONS OF BITS PER SECOND) -- A measurement of speed for digital signal transmission expressed in millions of bits per second.

     MDF (MAIN DISTRIBUTION FRAME) -- patch panel for connecting customer equipment.

     MULTIPLEXING -- An electronic or optical process that combines a large number of lower-speed transmission lines into one high-speed line by splitting the total available bandwidth of the high-speed line into narrower bands, or by allotting a common channel to several different transmitting devices, one at in sequence. Multiplexing devices are widely used in networks to improve efficiency by concentrating traffic.

     NACD (NETWORK AUTOMATIC CALL DISTRIBUTION) -- provides call queuing and distribution functions.

     NUMBER PORTABILITY -- The ability of end users to keep their number when changing operators.

     OPERATING SUPPORT SYSTEMS -- A general term encompassing the electronic and manual systems used to fill orders for retail and wholesale telephone services.

     PBX (PRIVATE BRANCH EXCHANGE) -- A switching system within an office building that allows calls from outside to be routed directly to the individual instead of through a central number. A PBX also allows for calling within an office by way of four-digit extensions.

     PLATFORM -- A group of unbundled network elements assembled and sold together as a package.

     POP (POINTS OF PRESENCE) -- A location containing switches or other networking equipment through which users connect to a network.

     PROTOCOL -- A formal set of rules and conventions governing the formatting and relative timing of message exchange between 2 communicating points in a computer system or data communications network.

     PSTN (PUBLIC SWITCHED TELEPHONE NETWORK) -- A telephone network which is accessible by the public through private lines, wireless systems and pay phones.

     PTT (POSTAL, TELEPHONE AND TELEGRAPH COMPANY) -- The dominant carrier or carriers in each Member State of the EU, until recently, often, but not always, government-owned or protected.

     REDUNDANCY -- Incorporation of duplicate components into a system so that a duplicate component immediately takes over if the primary components fails.

     REMOTE ACCESS -- A PBX feature that allows a user at an outside location to access certain PBX features, such as call answering and advance calling, by telephone. The user dials a direct distance dialing number to connect to the PBX and then dials authorization and instruction codes to get the PBX services.

     RESELLER -- A carrier that does not operate its own transmission facilities (although it may own its own switches or other equipment), but obtains communications services from another carrier for resale to the public for profit.

     ROUTER -- A device for interconnecting local area networks that have dissimilar operating protocols but which share a common network interconnection protocol.

     ROUTING -- Process of selecting the correct circuit path for a message.

     SDH (SYNCHRONOUS DIGITAL HIERARCHY) -- SDH is a set of standards for optical communications transmission systems that define optical rates and formats, signal characteristics, performance, management and maintenance information to be embedded within the signals and the multiplexing techniques to be employed in optical communications transmission systems. SDH facilitates the interoperability of dissimilar vendors' equipment and benefits customers by minimizing the equipment necessary for telecommunications applications. SDH also improves the reliability of the local loop connecting customers' premises to the local exchange provider, historically one of the weakest links in the service delivery.

     SONET (SYNCHRONOUS OPTICAL NETWORK STANDARD) -- An ultra-high-speed, fiber optic transmission standard for large-scale, fiber-based digital transmission networks that use equipment from many different manufacturers. It is the first telecom industry agreement on standardized interfaces between fiber optic transmission systems and is well on the way to becoming an international standard.

     STM-1 (SYNCHRONOUS TRANSPORT MODULE) -- SDH notation for data transport, used for transport and connection providing capacity of 155 Mbps.

     SWITCH -- A sophisticated computer that accepts instructions from a caller in the form of a telephone number. Like an address on an envelope, the numbers tell the switch where to route the call. The switch opens or closes circuits or selects the paths or circuits to be used for transmission of information. Switching is a process of interconnecting circuits to form a transmission path between users. Switches allow telecommunications service providers to connect calls directly to their destination, while providing advanced features and recording connection information for future billing.

     T1 OR T3 -- see "E1" or "E3."

     TELEPHONY -- A generic term describing voice telecommunications.

     TRAFFIC -- A generic term that includes any and all calls, messages and data sent and received by means of telecommunications.

     WAN (WIDE AREA NETWORK) -- a large-scale, high speed communications network used primarily for interconnecting local area and metro area networks located in different cities, states or countries.

     XDSL -- a digital subscriber line providing high speed customer connection over copper pairs.